UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2024

Commission file number: 001-38428

POLYPID LTD.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Execution of Sales Agreement

On November 8, 2024, PolyPid. Ltd., or the Company, entered into a Sales Agreement, or the Sales Agreement, with Oppenheimer & Co. Inc., or the Sales Agent, pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, up to $8,250,000 of the Company’s ordinary shares, no par value per share. The ordinary shares will be offered and sold pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-280658), or the Registration Statement, and a prospectus supplement to the Registration Statement.

The Company is not obligated to sell any ordinary shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with their normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Capital Market to sell ordinary shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice to the Sales Agent, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Sales Agent’s obligations to sell ordinary shares under the Sales Agreement are subject to satisfaction of certain conditions, and other customary closing conditions. The Company will pay the Sales Agent a commission equal to 3.0% of the aggregate gross proceeds from each sale of ordinary shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.

A copy of the opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.) relating to the legality of the issuance and sale of the ordinary shares is filed herewith as Exhibit 5.1.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826 and File No. 333-280658) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.).
10.1	Sales Agreement by and between PolyPid Ltd. and Oppenheimer & Co. Inc., dated November 8, 2024.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (contained in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyPid Ltd.

Date: November 8, 2024	By:	/s/ Dikla Czaczkes Akselbrad
	Name:	Dikla Czaczkes Akselbrad
	Title:	Chief Executive Officer

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